

Mail Stop 4720

May 22, 2017

Mr. Alberto J. Paracchini
President and Chief Executive Officer
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, IL 60601

> **Re:** **Byline Bancorp, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2017**
> **CIK No. 0001702750**

Dear Mr. Paracchini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 53

1. We acknowledge your response to prior comment 29. Please revise the description of preferred stock to disclose the number of preferred shares authorized consistent with your description on page 149 under the title Description of Capital Stock.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 62

2. We acknowledge your response to prior comment 16. The addition of the acquisition accounting adjustments to the ALLL to derive an ALLL plus acquisition accounting adjustments represents a tailored accounting principle that is prohibited by Regulation G since the discount accretion related to the acquisition accounting adjustments is

recognized in interest income. In addition, this Non-GAAP metric implies that the acquisition accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans. Please remove this Non-GAAP measure.

You may contact Chris Harley, Staff Accountant, at (202) 5513695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Catherine M. Clarkin, Esq.